EXHIBIT 99.1
Empire State Bank, National Association
Form 10-QSB
for the quarterly period ended June 30, 2006

OFFICE OF THE COMPTROLLER OF THE CURRENCY
WASHINGTON, DC 20219
_______________________________________

FORM 10-QSB

QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2006

EMPIRE STATE BANK, NATIONAL ASSOCIATION
(Exact name of small business issuer as specified in its charter)

UNITED STATES	20-0494115
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or organization)

68 North Plank Road, Newburgh, New York 12550
(Address of principal executive offices)

Issuer’s telephone number, including area code:
1 (866) 646-0003

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒. NO ☐.

State the number of shares outstanding of each of the issuer’s classes of common equity as of the latest practicable date.

As of August 10, 2006 there were 1,719,227 issued and outstanding shares of the Registrant’s Common Stock

Transitional Small Business Disclosure Format (Check One) YES ☐. NO ☒.

EMPIRE STATE BANK, NATIONAL ASSOCIATION
FORM 10-QSB
FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006

PART I - FINANCIAL INFORMATION

Part 1.	Item 1.
EMPIRE STATE BANK, NA
BALANCE SHEET
(Unaudited)
(In thousands, except share data)
	June 30,	December 31,
	2006	2005
ASSETS

Cash and cash equivalents:
Cash and due from banks	$1,782	$2,972
Federal funds sold	7,710	7,829
Total cash and cash equivalents	9,492	10,801
Certificates of deposit at other financial institutions	2,749	2,749
Securities:
Available for sale, at fair value	8,760	6,380
Real estate mortgage loans held for sale	342	679
Loans receivable, net
Real estate mortgage loans	33,253	22,863
Commercial and lines of credit	10,809	5,071
Home equity and consumer loans	5,207	3,577
Construction loans	3,081	1,679
Deferred cost	330	241
Allowance for loan losses	(156)	(106)
Total loans receivable, net	52,524	33,325
Accrued interest receivable	362	180
Federal Reserve Bank stock	358	378
Goodwill	581	581
Office properties and equipment, net	757	842
Prepaid expenses	115	75
Other assets	116	63
Total assets	$76,156	$56,053

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Deposits:
Non-interest bearing	$8,543	$10,073
Interest bearing	55,562	33,304
Accrued interest payable	92	43
Other liabilities	343	301
Total liabilities	64,540	43,721

Commitments and contingencies

Stockholders’ equity
Capital stock (par value $5; 5,000,000 shares authorized;
1,719,227 shares issued at June 30, 2006
1,719,177 shares issued at December 31, 2005)	8,596	8,596
Additional paid-in-capital	8,282	8,276
Accumulated deficit	(5,081)	(4,418)
Accumulated other comprehensive loss	(181)	(122)
Total stockholders’ equity	11,616	12,332
Total liabilities and stockholders’ equity	$76,156	$56,053

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(Unaudited)
(In thousands, except per share data)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2006	2005	2006	2005

Interest and dividend income:
Loans	$793	$231	$1,410	$357
Securities	99	79	182	158
Fed Funds and other earning assets	150	78	288	163
Total interest and dividend income	1,042	388	1,880	678

Interest expense:
Deposits	533	113	907	202
Total interest expense	533	113	907	202

Net interest income	509	275	973	476

Provision for loan losses	18	19	50	35
Net interest income after provision for loan losses	491	256	923	441

Non-interest income:
Service charges and fees	22	49	41	62
Net gain on sales of real estate mortgage
loans held for sale	53	89	114	113
Other	2	1	4	9
Total non-interest income	77	139	159	184

Non-interest expense:
Compensation and benefits	434	459	922	842
Occupancy and equipment	168	148	320	273
Data processing service fees	35	26	68	51
Other	229	212	435	379
Total non-interest expense	866	845	1,745	1,545

Net (loss) before income taxes	(298)	(450)	(663)	(920)
Income tax expense	-	-	-	-
Net (loss)	$(298)	$(450)	$(663)	$(920)

Other comprehensive income (loss):
Net unrealized gain/(loss) on available-for-sale securities	(32)	13	(59)	(24)
Comprehensive income (loss)	$(330)	$(437)	$(722)	$(944)

Weighted average:
Common shares	1,719,190	1,719,161	1,719,183	1,719,144
(Loss) per common share:
Basic	$(0.17)	$(0.26)	$(0.39)	$(0.54)
Basic & diluted	$(0.17)	$(0.26)	$(0.39)	$(0.54)

See accompanying notes to financial statements

EMPIRE STATE BANK, NA
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2006 and JUNE 30, 2005
(Unaudited)
(In dollars except, share data)

					Accumulated
			Additional		Other
	Capital Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	(Loss)	Total

Balance at December 31, 2004	1,719,127	$8,596	$8,192	$(2,880)	$(54)	$13,854

Exercise of 50 stock warrants	50	—	1	— #	—	1

Issuance of stock options	—	—	69	—	—	69

Comprehensive loss:
Net loss for the period	—	—	—	(920)	—	(920)
Net unrealized (loss) on available-
for-sale securities	—	—	—	—	(24)	(24)
Total comprehensive loss						(944)

Balance at June 30, 2005	1,719,177	$8,596	$8,262	$(3,800)	$(78)	$12,980

Balance at December 31, 2005	1,719,177	$8,596	$8,276	$(4,418)	$(122)	$12,332

Exercise of 50 stock warrants	50	—	1	—	—	1

Vested stock options, net	—	—	5	—	—	5

Comprehensive loss:
Net loss for the period	—	—	—	(663)	—	(663)
Net unrealized (loss) on available-
for-sale securities	—	—	—	—	(59)	(59)
Total comprehensive loss						(722)

Balance at June 30, 2006	1,719,227	$8,596	$8,282	$(5,081)	$(181)	$11,616

See accompanying notes to financial statements

EMPIRE STATE BANK, NA
STATEMENT OF CASH FLOWS
(Unaudited)

	For the Six Months
	Ended June 30,
	2006	2005
	(In thousands)

Cash flows from operating activities:
Net loss for period	$(663)	$(920)
Adjustments to reconcile net losses to net cash
provided by operating activities:
Provision for loan losses	50	36
Depreciation expense	100	95
Amortization of deferred fees, discounts and premiums, net	(5)	1
Net originations on loans held for sale	450	(1,230)
Net gain on sale of real estate mortgage loans held for sale	(114)	(113)
Changes in assets and liabilities
Increase in other assets	(275)	(50)
Increase in accrued expenses and other liabilities	91	35
Net cash used in operating activities	(366)	(2,146)
Cash flows from investing activities:
Maturity of cerfificates of deposit at other financial institutions	3,249	-
Purchase of cerfificates of deposit at other financial institutions	(3,249)	-
Purchase of available-for-sale securities	(2,999)	(1,096)
Proceeds from principal payments and maturities of securities	565	3,410
Net disbursements for loan originations	(19,249)	(12,738)
Redemption of Federal Reserve Bank stock	20	34
Leasehold improvements and acquisitions of capital assets	(15)	(29)
Net cash used in investing activities	(21,678)	(10,419)
Cash flows from financing activities:
Net increase in deposits	20,728	9,728
Proceeds from stock issuance	1	1
Issuance of stock options	6	69
Net cash provided by financing activities	20,735	9,798

Net increase in cash and cash equivalents	(1,309)	(2,767)
Cash and cash equivalents at beginning of period	10,801	11,103

Cash and cash equivalents at end of period	$9,492	$8,336

Supplemental cash flow information
Interest paid	$858	$197
Income taxes paid	$—	$—

See accompanying notes to financial statements

EMPIRE STATE BANK, NA
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1.	Commencement of Operations

The organizers of Empire State Bank, NA (the “Bank”) filed an application with the Office of the Comptroller of the Currency (“OCC”), the primary regulator of national banks, as of July 2, 2003, seeking preliminary approval to organize the Bank. On or about the same date as the Bank’s application was filed with the OCC, the Bank’s organizers filed an application for federal deposit insurance with the Federal Deposit Insurance Corporation (the “FDIC”). Upon receipt of final approvals from the OCC and the FDIC, the Bank commenced operations on June 28, 2004.

On April 28, 2004, the Bank sold 1,650,000 shares of its common stock at a price of $10.00 per share, for an aggregate consideration of $16,500,000 (the “Offering”). In addition, for every five (5) shares of common stock purchased by a subscriber in the offering, such subscriber received a warrant to purchase, within a three-year period, one (1) share of common stock at an exercise price of $12.50 per share.

Note 2.	Basis of Presentation

The financial statements included herein have been prepared by the Bank without audit. In the opinion of management, the unaudited financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. Certain information and footnote disclosures normally included in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, as adopted by the OCC, however, the Bank believes that the disclosures are adequate to make the information presented not misleading. The operating results for the periods presented are not necessarily indicative of results to be expected for any other interim period or for the entire fiscal year ending December 31, 2006. The unaudited interim financial statements presented herein should be read in conjunction with the annual financial statements of the Bank as of and for the fiscal year ended December 31, 2005, included in form 10-KSB.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense. Actual results could differ significantly from these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, and the valuation allowance on deferred tax assets.

Note 3.	Summary of Significant Accounting Policies

Warrants

At June 30, 2006 the Bank had 329,900 total stockholder warrants issued and outstanding. The Bank issued one stockholder warrant for every five shares of common stock purchased in its offering on June 28, 2004. The stockholder warrants are convertible into common shares at an exercise price of $12.50 exercisable through June 27, 2007. Additionally, there were 190,000 issuable organizer warrants as of June 30, 2006. The organizer warrants are convertible into common shares at an exercise price of $10.00 and exercisable through June 27, 2009. The organizer warrants were valued at $323,000 and were expensed at the time of issuance in accordance with FAS 123. The fair value was determined using the minimum value method using the following assumptions: Grant date of June 28, 2004, $10.00 strike price, $10.00 fair value of a share of capital stock at grant date, risk-free rate of 3.8%, no dividends, five (5) year life and no volatility.

Stock Options

On October 19, 2004 the Board of Directors approved the adoption of the Bank’s Stock Option Plan and option grants were made for 153,250 shares at an exercise price of $10.50 per share. These options have a 10-year term and may be either non-qualified stock options or incentive stock options. Subsequently, incentive options on 3,500 shares at an exercise price of $10.50 per share, 10,000 shares at an exercise price of $10.00 per share, 6,250 shares at an exercise price of $10.50 per share, and 5,000 shares at an exercise price of $10.00 per share were awarded on January 18, 2005, November 15, 2005, December 20, 2005, and January 12, 2006, respectively. The options vest at a rate of 20% on each of five annual vesting dates except for 60,000 options granted to Directors, which vested immediately. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value of the stock on the grant date.

Shares of common stock issuable pursuant to outstanding options under the Bank’s Stock Option Plan are considered outstanding for purposes of calculating earnings per share on a diluted basis. For accounting purposes, the Bank adopted FAS 123 in conjunction with the approval of the Stock Option Plan by the Bank’s shareholders at the May 3, 2005 annual meeting. Consequently, in accordance with FAS 123, the Bank commenced to recognize expense for shares of common stock awarded under the Bank’s Stock Option Plan over the vesting period at the fair market value of the shares on the date they were awarded.

The fair values of options granted are computed using the Black-Scholes option-pricing model, using the following weighted-average assumptions as of grant date.

	Option Award Dates
	May 3,	Nov. 15,	Dec. 20,	Jan. 12,	Weighted
	2005	2005	2005	2006	Average

Risk free interest rate	3.90%	4.51%	4.40%	4.35%	4.00%

Expected option life	5.0	5.0	5.0	5.0	5.0

Expected stock price volatility	0.10%	0.10%	0.10%	0.10%	0.10%

Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%

Weighted average fair value of options
granted	$1.00	$1.57	$1.57	$2.20	$1.13

A summary of options outstanding under the Bank’s Stock Option Plan as of June 30, 2006, and changes during the six-month period then ended is presented below.

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise	Contractual	Value
	Shares	Price	Term (yrs.)	($,000)
Outstanding at
January 1, 2006	173,000	$10.47	9.1	5
Granted	5,000	10.00	10.0	—
Exercised	—	-	—	—
Forfieited or expired	21,250	10.50	9.0	—
Outstanding at
June 30, 2006	156,750	$10.47	9.2	—

Options exerciseable at
June 30, 2006	75,100	$10.47	9.0	—

As of June 30, 2006, there was $82,309 of total unrecognized compensation cost related to nonvested stock options granted under the Stock Option Plan. The cost is expected to be recognized over a period of approximately 54 months.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock warrants and options) were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding for the period plus common-equivalent shares computed using the treasury stock method. None of the 329,900 stockholder warrants, or 190,000 organizer warrants, or 156,750 stock options were considered in computing diluted earnings (loss) per share because to do so would have been antidilutive.

Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using tax rates. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The tax benefit on net operating losses, included in deferred tax assets, was approximately $1.6 million at June 30, 2006. The net operating losses are being carried forward and will be available to reduce future taxable income. Realization of deferred tax assets is dependent upon the generation of future taxable income. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Because the Bank has no operating history, management recorded a valuation allowance against the deferred tax assets.

Securities

The Bank is required to report readily-marketable equity and debt securities in one of the following categories: (i) “held-to-maturity” (management has the positive intent and ability to hold to maturity), which are reported at amortized cost; (ii) “trading” (held for current resale), which are to be reported at fair value, with unrealized gain and losses included in earnings; and (iii) “available for sale” (all other debt and marketable equity securities), which are to be reported at fair value, with unrealized gains and losses reported net of taxes, as accumulated other comprehensive income, a separate component of stockholders’ equity. The Bank currently classifies all securities as available-for-sale.

Premiums and discounts on investments in debt and equity securities are amortized to expense or accreted to income over the estimated life of the respective securities using methods approximating the effective interest method. Gains and losses on the sales of securities are recognized upon realization based on the specific identification method.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. All sales are made with servicing released and without recourse. Gains and losses on the disposition of loans held for sale are determined on the specific identification basis. Net unrealized losses on loans held for sale are recognized through a valuation allowance by charges to income. There were no valuation allowances as of June 30, 2006.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their unpaid principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees and costs on originated loans and any unamortized premiums or discounts on purchased loans. Loan origination and commitment fees and certain direct loan origination costs will be deferred and the net amount amortized as an adjustment of the related loan’s yield using methods that approximate the interest method over the contractual life of the loan. Loan interest income is accrued daily on outstanding balances.

Classification of Assets.

OCC regulations require that the Bank classify its own assets on a regular basis and establish prudent valuation allowances based on such classifications. In addition, in connection with examinations, OCC examiners have the authority to identify problem assets, and if appropriate, require that they be classified. There are three classifications for problem assets: substandard, doubtful, and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset on the balance sheet of the institution is not warranted. Assets classified as substandard or doubtful require the Bank to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the Bank must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount. If a Bank does not agree with an examiner’s classification of an asset, it may appeal this determination to the Regional Director of the OCC. On the basis of management’s review, at June 30, 2006, the Bank had $283,956 of assets classified as substandard. There were no assets classified as doubtful or loss.

Allowance for Loan Losses

The allowance for loan losses is increased by provisions for loan losses charged to income. Losses are charged to the allowance when all or a portion of a loan is deemed to be uncollectible. Subsequent recoveries of loans previously charged off are credited to the allowance for loan losses when realized. The Bank, due to its period of operations, currently determines its provision for loan losses using peer group information. Once the Bank establishes a significant loan portfolio management will consider previous loan loss experience, the known inherent risks in the loan portfolio, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions to determine its provision for loan losses. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that in management’s judgment should be charged off.

Cash Flows

Cash and cash equivalents include cash, deposits with other financial institutions, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased.

Note 4.	Commitments and Contingencies

Legal Proceedings

The Bank has not been a party to any legal proceedings, which may have a material effect on the Bank’s results of operations and financial condition. However, in the normal course of its business, the Bank may become involved as plaintiff or defendant in proceedings such as judicial mortgage foreclosures and proceedings to collect on loan obligations and to enforce contractual obligations.

Operating Lease Commitments

The Bank is obligated under non-cancelable operating leases for its main office location in Newburgh, New York and its branch office location in New Paltz, New York. The leases are for initial terms of 10 years and 15 years, respectively and have various renewal options. Rent expense under operating leases was $153,000 for the six months ended June 30, 2006. At June 30, 2006, the future minimum rental payments under operating lease agreements for the fiscal years ending December 31 are $105,000 in 2006, $212,000 in 2007, $215,000 in 2008, $219,000 in 2009, $226,000 in 2010 and a total of $1.4 million for 2011 and thereafter.

The Bank’s lease obligation for its Staten Island, New York and Lynbrook, New York lending offices is on a month-to-month basis at $800 per month.

Off-Balance Sheet Financial Instruments

The Bank’s off-balance sheet financial instruments at June 30, 2006 were limited to loan origination commitments of $10.1 million (including one-to-four family loans held for sale of $3.3 million) and unused lines of credit (principally commercial and home equity lines) extended to customers of $10.2 million. Substantially all of these commitments and lines of credit have been provided to customers within the Bank’s primary lending area. Loan origination commitments at June 30, 2006 consisted of adjustable and fixed rate commitments of $7.1 million and $2.9 million respectively, with interest rates ranging from 6.25% to 9.50%.

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Report on Form 10-QSB of Empire State Bank, National Association (the “Bank”) includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that are based on the current beliefs of, as well as assumptions made by and information currently available to, the management of the Bank. All statements other than statements of historical facts included in this Report, including, without limitation, statements contained under the caption “Management’s Discussion and Analysis” regarding the Bank’s business strategy and plans and objectives of the management of the Bank for future operations, are forward-looking statements. When used in this Report, the words “anticipate”, “believe”, “estimate”, “project”, “predict”, “expect”, “intend” or words or phrases of similar import, as they relate to the Bank or the Bank’s management, are intended to identify forward-looking statements. Although the Bank believes that the expectations reflected in such forward-looking statements are reasonable, such expectations may not prove to be correct. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated, believed, estimated, projected, predicted, expected or intended including risks and uncertainties including changes in economic conditions in our market area, changes in local real estate values, changes in regulatory policies, fluctuations in interest rates, local loan demand levels, competition, our ability to control expenses, our ability to integrate our acquisition of Atlantic States Mortgage, our ability to execute our plan to attain profitability, and other factors. The Bank does not intend to update these forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Bank or persons acting on its behalf are expressly qualified in their entirety by applicable cautionary statements.

Holding Company Formation

The Board of Directors of the Bank entered into an Agreement and Plan of Share Exchange (the “Plan”) on March 21, 2006, as amended and restated as of May 16, 2006, under which the Bank would reorganize into a one-bank holding company structure (the “Reorganization”). In connection with the Reorganization, the Bank formed ES Bancshares, Inc. (the “Company”), a Maryland corporation, to serve as the holding company. The Reorganization will be effected by an exchange of all of the outstanding shares of Bank Common Stock for shares of Company Common Stock (the “Share Exchange”). Following the Share Exchange, the Bank will become a wholly-owned subsidiary of the Company and former shares of Bank Common Stock will then represent the same number of shares of Company Common Stock.

The Company filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) on April 5, 2006 and subsequently amended it on April 18, 2006, May 1, 2006, May 16, 2006 and May 23, 2006. The SEC declared the Registration Statement effective on May 25, 2006.

The Bank’s shareholders approved the Reorganization at its Annual Meeting of Shareholders on July 6, 2006. As of the date of this filing, the Reorganization has not yet been completed and the Share Exchange has not yet occurred. The Company and the Bank anticipate closing the transaction in August of 2006.

Comparison of Financial Condition at June 30, 2006 and December 31, 2005

Total assets at June 30, 2006 amounted to $76.2 million, representing an increase of $20.1 million from $56.1 million at December 31, 2005. Asset growth during the period primarily reflected increases in total loans and securities available for sale funded by deposit growth.

Overall, total loans (loans receivable, net and mortgage loans held for sale) increased $18.9 million to $52.9 million at June 30, 2006 from $34.0 million at December 31, 2005. The loan growth during the six-month period primarily reflects increases of $5.7 million in commercial loans and commercial lines of credit, $10.4 million in commercial real estate loans, $1.6 million in home equity and consumer loans and $1.4 million in construction loans. Total cash and cash equivalents at June 30, 2006 decreased $1.3 million to $9.5 million from $10.8 million at December 31, 2005, while certificates of deposit at other financial institutions remained unchanged at $2.7 million. Total securities at June 30, 2006 increased $2.4 million to $8.8 million from $6.4 million at December 31, 2005.

Deposit liabilities increased $20.7 million to $64.1 million at June 30, 2006 from $43.4 million at December 31, 2005. Interest earning deposits consisting of $38.9 million in money market, savings, and NOW accounts, and $16.7 million in certificates of deposit, increased $22.3 million, or 67.0%, from $33.3 million to $55.6 million. Conversely, over the same six-month period non-interest bearing accounts decreased from $10.1 million to $8.5 million as depositors transferred portions of these funds into the Bank’s advertised money market account product.

Stockholders’ equity decreased by $716,000 to $11.6 million at June 30, 2006 from $12.3 million at December 31, 2005. The decrease is primarily attributable to a net loss for the six-month period of $663,000 and an increase of $59,000 in the net unrealized loss in the market value of securities available-for-sale. The ratio of stockholders’ equity to total assets decreased to 15.3% at June 30, 2006 from 22.0% at December 31, 2005. Book value per share decreased to $6.76 at June 30, 2006 from $7.17 at December 31, 2005. See “Liquidity and Capital Resources” for information regarding the Bank’s regulatory capital amounts and ratios.

Analysis of Net Interest Income

The following tables summarize the Bank’s average balance sheets for interest earning assets and interest bearing liabilities, average yields and costs (on an annualized basis), and certain other information for the three and six-month periods ended June 30, 2006 as compared to the comparable three and six-month periods ended June 30, 2005. The yields and costs were derived by dividing interest income or expense by the average balance of assets and liabilities for the period shown. Substantially all average balances were computed based on daily balances. The yields include deferred fees and discounts, which are considered yield adjustments.

	For the Three Months Ended June 30,
	2006			2005
			Average			Average
	Average		Yield /	Average		Yield /
	Balance	Interest	Cost	Balance	Interest	Cost

	(Dollars in thousands)
Assets
Interest-earning assets:
Loans	$45,285	$793	7.02%	$15,494	$231	5.98%
Fed Funds	9,276	114	4.93%	9,851	72	2.93%
Certificates of deposit	2,343	30	5.14%	—	—	-
FRB Stock	367	6	6.56%	412	6	6.01%
Securities-available for sale	8,944	99	4.44%	9,098	79	3.48%
Total interest-earning assets	66,215	$1,042	6.31%	34,855	$388	4.46%

Allowance for loan losses	(139)			(54)
Cash & Due from banks	1,913			1,519
Other Non-interest earning assets	1,884			1,762
Total assets	$69,873			$38,082

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
NOW accounts	$629	$1	0.64%	$598	$1	0.34%
Money Market accounts	28,822	332	4.62%	14,104	87	2.50%
Regular savings accounts	3,509	24	2.74%	1,435	3	0.84%
Certificates of Deposit	15,604	176	4.52%	2,980	22	2.96%
Total interest-bearing deposits	48,564	533	4.40%	19,117	113	2.38%

Borrowings	—	—	—	—	—	—
Total interest-bearing liabilities	$48,564	$533	4.40%	$19,117	$113	2.38%

Non-interest-bearing liabilities	9,514			5,808
Total liabilities	58,078			24,925

Stockholders’ equity	11,795			13,157
Total liabilities and stockholders’ equity	$69,873			$38,082
Net interest income		$509			$275

Average interest rate spread (1)			1.91%			2.08%
Net interest margin (2)			3.07%			3.17%
Net interest-earning assets (3)	$17,651			$15,738
Ratio of average interest-earning assets to
average interest-bearing liabilities			136.35%			182.33%

(1)	Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(2)	Net interest margin represents net interest income divided by average total interest-earning assets.

(3)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

	For the Six Months Ended June 30,

	2006			2005
			Average			Average
	Average		Yield /	Average		Yield /
	Balance	Interest	Cost	Balance	Interest	Cost

	(Dollars in thousands)
Assets
Interest-earning assets:
Loans	$40,974	$1,410	6.94%	$11,866	$357	6.07%
Fed Funds & other investments	9,145	215	4.74%	11,362	150	2.66%
Certificates of deposit	2,541	62	4.92%	—	—	—
FRB Stock	372	11	5.96%	422	13	6.05%
Securities-available for sale	8,332	182	4.40%	9,138	158	3.49%
Total interest-earning assets	61,364	$1,880	6.18%	32,788	$678	4.17%

Allowance for loan losses	(126)			(46)
Cash & Due from banks	1,906			1,522
Other Non-interest earning assets	1,942			1,755
Total assets	$65,086			$36,019

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
NOW accounts	$643	$1	0.33%	$720	$1	0.30%
Money Market accounts	23,985	521	4.38%	13,096	161	2.48%
Regular savings accounts	3,638	50	2.77%	1,143	5	0.88%
Certificates of Deposit	15,068	335	4.48%	2,477	35	2.85%
Total interest-bearing deposits	43,334	907	4.22%	17,436	202	2.34%

Borrowings	—	—	—	—	—	—
Total interest-bearing liabilities	$43,334	$907	4.22%	$17,436	$202	2.34%

Non-interest-bearing liabilities	9,751			5,195
Total liabilities	53,085			22,631

Stockholders’ equity	12,001			13,388
Total liabilities and stockholders’ equity	$65,086			$36,019
Net interest income		$973			$476

Average interest rate spread (1)			1.96%			1.83%
Net interest margin (2)			3.20%			2.93%
Net interest-earning assets (3)	$18,030			$15,352
Ratio of average interest-earning assets to
average interest-bearing liabilities			141.61%			188.04%

(1)	Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(2)	Net interest margin represents net interest income divided by average total interest-earning assets.

Results of Operations for the Quarters Ended June 30, 2006 and June 30, 2005

General. For the quarter ended June 30, 2006, the Bank recognized a net loss of $298,000, or ($0.17) per diluted share, as compared to a net loss of $450,000, or ($0.26) per diluted share, for the quarter ended June 30, 2005. The decreased loss is primarily the result of increased net interest income attributable to the increase in the Bank’s total assets as well as the reinvestment of cash into higher yielding assets. Losses from operations are expected to continue until the Bank achieves a higher sustainable level of loans and core deposits, or the interest rate environment changes.

Interest Income. Interest income amounted to $1.0 million for the quarter ended June 30, 2006, as compared to $388,000 for the quarter ended June 30, 2005. The increase of $654,000 was primarily attributable to the increase in average interest-earning assets, which increased to $66.2 million for the quarter ended June 30, 2006 from $34.9 million for the comparable quarter ended one year earlier, and to the higher yields that were realized in 2006 as compared to 2005 that resulted from the series of well-publicized increases in short-term interest rates by the Federal Reserve Bank. The average yield on interest-earning assets for the quarter ended June 30, 2006 was 6.31%, which was 185 basis points higher than the 4.46% yield on the Bank’s interest-earning assets for the quarter ended June 30, 2005.

Average loan balances increased by $29.8 million, from $15.5 million for the quarter ended June 30, 2005 to $45.3 million for the quarter ended June 30, 2006, while the average yield increased from 5.98% to 7.02% over the same respective periods. The average balances of the Bank’s securities available for sale and its fed funds decreased by $154,000 and $575,000, respectively, over the quarter ended June 30, 2006 as compared to the quarter ended June 30, 2005. However, average yields on those respective interest-earning assets increased to 4.44% from 3.48%, and to 4.93% from 2.93%, over the same comparable periods primarily as a result of higher interest rates that were available to these short-term assets during the latter period. The average balance and yield of the Bank’s certificates of deposit at other financial institutions for the quarter ended June 30, 2006 was $2.3 million and 5.14%, respectively. The Bank did not have any investments in this asset category during the comparable quarter ended one-year earlier.

Interest Expense. Total interest expense for the quarter ended June 30, 2006 increased by $420,000 when compared to the same three-month period one year earlier. The increase was primarily due to the above-mentioned increases in short-term interest rates, and to the increase in the average balances of the Bank’s interest-bearing deposits. Average money market account balances increased $14.7 million, from $14.1 million for the quarter ended June 30, 2005 to $28.8 million for the quarter ended June 30, 2006. Over those respective quarters the average costs for those balances increased 212 basis points, from 2.50% to 4.62%. The average balances and costs of the Bank’s certificates of deposit portfolio increased to $15.6 million at an average cost of 4.52% over the quarter ended June 30, 2006, from $3.0 million at an average cost of 2.96% over the same quarter ended one-year earlier. The average cost of deposits including non-interest bearing deposits was 3.70% for the quarter ended June 30, 2006.

Net Interest Income. Net interest income was approximately $509,000 for the quarter ended June 30, 2006 as compared to $275,000 for the same quarter in the prior year. The Bank’s average interest rate spread decreased to 1.91% from 2.08%, while the net interest margin decreased to 3.07% from 3.17%, over the same comparable periods.

Provision for Loan Losses. The Bank records provisions for loan losses, which are charged to earnings, in order to maintain the allowance for loan losses at a level, which is considered appropriate to absorb probable losses inherent in the existing loan portfolio. The Bank also evaluates on a monthly basis all specific loans identified as problem loans, including all non-accrual loans and other loans where management has reason to doubt collection in full in accordance with original payment terms. The Bank, due to its relatively brief period of operations, currently determines its provision for loan losses using peer group information. Over time, as the Bank’s loan portfolio continues to grow, management will factor in the Bank’s own loan loss experience, along with the known inherent risks in the loan portfolio, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions to determine its provision for loan losses.

The provision for loan losses for the quarter ended June 30, 2006 was $18,000. The provision for loan losses for the comparable quarter ended one year earlier was $19,000.

Non-interest Income. Non-interest income for the quarter ended June 30, 2006 was approximately $77,000. This income primarily reflects $53,000 from the net gain on sale of real estate mortgages held for sale, $22,000 from service charges and fee income from the Bank’s deposit and loan operations and $2,000 from other miscellaneous operating income. For the quarter ended June 30, 2005 non-interest income amounted to $139,000, which exceeded the current year quarter primarily because of a larger volume of loan sales. Loan sales during the more recent quarter decreased in comparison to the same prior year period primarily because of a general softening in the overall housing market evident this year relative to last.

Non-interest Expense. Non-interest expense for the quarter ended June 30, 2006 increased $21,000 when compared to the same quarter in 2005. Compensation and benefits decreased $25,000 primarily because of expense totaling $60,000 associated with the immediate vesting of options granted to Directors upon the adoption of the Bank’s stock option plan that was incurred during the quarter ended June 30, 2005. Compensation and benefits exclusive of the stock option expense increased as a result of the hiring of business development officers and staff necessary to attract and service an increased number of loan and deposit customer relationships. The $20,000 increase in occupancy and equipment expense was primarily attributable to increases in rent, utilities and maintenance costs, and to costs related to the increases in personnel. Other non-interest expense increased to $229,000 for the quarter ended June 30, 2006, from $212,000 for the same quarter ended one-year earlier. The $17,000 increase was primarily due to increases in professional and consulting fees, shareholder communications, and other operating expenses related to the expansion of the Bank’s business activities.

Income Tax Expense. We receive no tax benefit from our net operating losses as they are being carried forward and will be available to reduce future taxable income.

Results of Operations for the Six Months Ended June 30, 2006 and June 30, 2005

General. For the six months ended June 30, 2006, the Bank recognized a net loss of $663,000, or ($0.39) per diluted share, as compared to a net loss of $920,000, or ($0.54) per diluted share, for the comparable six-month period ended one year earlier. The $257,000 improvement is primarily the result of increased net interest income attributable to the Bank’s larger asset size, and the investment of cash into higher yielding assets, partially mitigated by higher funding costs.

Interest Income. Compared to the first six months of 2005, interest income for the six-month period ended June 30, 2006 increased $1.2 million, or 177.3%, to $1.9 million. The increase was primarily attributable to the increase in average interest-earning assets that increased to $61.4 million for the six-month period ended June 30, 2006 from $32.8 million for the comparable six-month period ended one year earlier, and to the higher yields associated with those assets. Over the comparable periods average loan balances increased from $11.9 million to $41.0 million, while their average yield increased from 6.07% to 6.94%. The average balances of the Bank’s securities available for sale and its fed funds and other investments decreased by $806,000 and $2.2 million, respectively, over the six-month period ended June 30, 2006 as compared to the same six-month period in the previous year. However, as a result of higher yields, the interest earned by both asset categories increased $24,000 and $65,000, respectively, over the comparable six-month periods. Additionally, during the six-month period ended June 30, 2006 the Bank invested funds for the first time in a variety of certificates of deposit at other financial institutions with maturities ranging from three to twelve months. The average balance and average yield of this asset segment was $2.5 million and 4.92%, respectively.

Interest Expense. Total interest expense for the six-month period ended June 30, 2006 increased by $705,000 when compared to the same six-month period ended one year earlier. The increase was primarily due to an increase in the average balances of the Bank’s interest-bearing deposits, which increased from $17.4 million over the first half of 2005 to $43.3 million over the comparable six-month period ended June 30, 2006, and an increase in the average costs from 2.34% to 4.22% associated with those deposits over the same respective periods. Average money market account balances increased $10.9 million, from $13.1 million for the six-month period ended June 30, 2005 to $24.0 million for the same six-month period ended one year later. Over those respective periods, the average costs for those balances increased 190 basis points, from 2.48% to 4.38%. The average balances of the Bank’s certificates of deposit increased to $15.1 million over the six-month period ended June 30, 2006 from $2.5 million over the same period ended one-year earlier. The average cost of those deposits increased to 4.48% from 2.85% over the same respective periods.

Net Interest Income. Net interest income was approximately $973,000 for the six-month period ended June 30, 2006 as compared to $476,000 for the comparable period in the prior year. The Bank’s average interest rate spread increased to 1.96% from 1.83%, while the net interest margin increased to 3.20% from 2.93%, over the same comparable periods

Non-Interest Income. Non-interest income for the six-month period ended June 30, 2006 decreased $25,000 in comparison to the same six-month period ended one year earlier. Most of the change resulted from a $21,000 decrease in service charges and fees attributable primarily to a reduction in loan origination fees related to the decreased real estate mortgage loan sales activity mentioned previously, and reduced returned check charges as depositors overdrew their accounts less frequently. .

Non-Interest Expense. Non-interest expense for the six-month period ended June 30, 2006 increased $200,000 to $1.7 million from $1.5 million at the end of the comparable period in the previous year. Compensation and benefits increased $80,000 primarily as a result of the hiring of business development officers and staff necessary to attract and service an increased number of loan and deposit customer relationships. The increases in occupancy and equipment expense and data processing service fees were primarily attributable to increases in rent, utilities and maintenance costs, and to costs related to the increase in personnel. Other non-interest expense increased to $435,000 from $379,000 due primarily to increases in professional and consulting fees, shareholder communications, and other operating expenses related to the expansion of the Bank’s business activities.

Liquidity and Capital Resources

The Bank’s primary sources of funds are deposits, capital, proceeds from the sale of loans, and principal and interest payments on loans and securities. While maturities and scheduled payments on loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

The primary investing activities of the Bank are the origination of loans and the purchase of investment securities. For the three months ended June 30, 2006, the Bank originated loans of approximately $20.7 million including real estate mortgage loans held for sale. At June 30, 2006, the Bank had outstanding loan origination commitments of $10.1 million (including one-to-four family real estate mortgage loans held for sale of $3.3 million) and undisbursed lines of credit and construction loans in process of $10.2 million. The Bank anticipates that it will have sufficient funds available to meet its current loan originations and other commitments.

At June 30, 2006, total deposits were approximately $64.1 million of which approximately $16.7 million was in certificates of deposit. Certificates of deposit scheduled to mature in one year or less from June 30, 2006 totaled $5.7 million. Based on past experience the Bank anticipates that most such certificates of deposit will be renewed upon their expiration.

While the Bank has not borrowed funds since it commenced operations, it may do so in the future based upon its need for funds and the cost of deposits as an alternative source of funds. In general the Bank manages its liquidity by maintaining sufficient levels of short-term investments so that funds are available for investment in loans when needed. The Bank monitors its liquidity on a regular basis. Excess liquidity is invested in overnight federal funds sold and other short-term investments. The Bank has unused credit lines of $5.0 million with its correspondent bank, Atlantic Central Bankers Bank.

Recent Accounting Standards

In July 2006, the Financial Accounting Standards Board released Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This Interpretation revises the recognition tests for tax positions taken in tax returns such that a tax benefit is recorded only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities. The amount of such a tax benefit to record is the largest amount that is more likely than not to be allowed. Any reduction in deferred tax assets or increase in tax liabilities upon adoption will correspondingly reduce retained earnings. The Bank has not yet determined the effect of adopting this Interpretation, which is effective for it on January 1, 2007.

Item 3.	Controls and Procedures

The Bank has adopted interim disclosure controls and procedures designed to facilitate the Bank’s financial reporting. The interim disclosure controls currently consist of communications among the Chief Executive Officer, the Chief Operations Officer, the Chief Financial Officer and each department head to identify any transactions, events, trends, risks or contingencies which may be material to the Bank’s operations. In addition, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and the Audit Committee meet on a quarterly basis and discuss the Bank’s material accounting policies. The Bank’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of these interim disclosure controls as of June 30, 2006 and found them to be adequate.

The Bank maintains internal control over financial reporting. There have not been any significant changes in such internal control over financial reporting that have materially been affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

PART II

Item 1.	Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. At June 30, 2006, we were not involved in any legal proceedings, the outcome of which would be material to our financial condition or results of operations.

Item 2.	Unregistered Sales of Securities and Use of Proceeds

None

Item 3.	Defaults on Senior Securities

None

Item 4.	Submission of Matters to a Vote of Security Holders

None

Item 5.	Other Information

None

Item 6.	Exhibits

Reference to Previous Filing
Exhibit Number	Document	If Applicable

3(1)	Certificate of Incorporation	*

3(11)	Amended and Restated Bylaws	*

4	Form of Stock Certificate	*

10.1	Employment Agreement dated September 23, 2004 Between the Bank and Anthony P. Costa.	**

10.2	Employment Agreement dated September 23, 2004 Between the Bank and Philip Guarnieri	**

31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed with the OCC as an exhibit to the Bank’s Registration Statement on Form SB-2 filed on June 9, 2004. All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

** Previously filed with the OCC as an exhibit to form 10-QSB for the period ended September 30, 2004.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, as of August 11, 2006.

Empire State Bank, National Association

Date: August 11, 2006	By:	/s/ Anthony P. Costa
Anthony P. Costa, Chairman, Chief Executive Officer

Date: August 11, 2006	By:	/s/ Arthur W. Budich
Arthur W. Budich, Chief Financial Officer

EXHIBIT 31.1

Certification of Principal Executive Officer

I, Anthony P. Costa, certify that:

I have reviewed this quarterly report on Form 10-QSB of Empire State Bank, N.A.;

Based on my knowledge, this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the registrant and we have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant’s internal control over financial reporting; and

2)
The small business issuer’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether material or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

/s/ Anthony P Costa Anthony P. Costa	Date: August 11, 2006
Chairman and Chief Executive Officer

EXHIBIT 31.2

Certification of Principal Financial Officer

I, Arthur W. Budich, certify that:

I have reviewed this quarterly report on Form 10-QSB of Empire State Bank, N.A.;

Based on my knowledge, this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the registrant and we have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant’s internal control over financial reporting; and

2)
The small business issuer’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether material or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

/s/ Arthur W. Budich Arthur W. Budich	Date: August 11, 2006
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Empire State Bank (the “Company”) on Form 10-QSB for the period ending June 30, 2006 as filed with the Office of the Comptroller of the Currency on the date hereof (the “Report”), I, Anthony P. Costa, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 11, 2006	/s/ Anthony P. Costa
Anthony P. Costa
Chairman and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Empire State Bank (the “Company”) on Form 10-QSB for the period ending June 30, 2006 as filed with the Office of the Comptroller of the Currency on the date hereof (the “Report”), I, Arthur W. Budich, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 11, 2006	/s/ Arthur W. Budich
Arthur W. Budich
Chief Financial Officer